[Letterhead of Covington & Burling]

January 20, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.
Washington D.C. 20549
Attn: Michele Anderson, Legal Branch Chief

Re:	Traffic.com, Inc.
Amendment No. 7 to Registration Statement on Form S-1
File No. 333-127973

Dear Ladies and Gentlemen:

On behalf of Traffic.com, Inc. (the “Company”), we are responding to the Staff’s letter dated January 17, 2006, relating to Exhibit 5.1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) and comments from the Office of Chief Counsel sent to WR Hambrecht + Co via facsimile on January 18, 2006 relating to the section entitled “Plan of Distribution” in the Registration Statement.  For the Staff’s convenience we have repeated the Staff’s comments below before each of our responses.

Letter dated January 17, 2006

Item 16.  Exhibits and Financial Statement Schedules
Exhibit 5 — Draft Opinion of Covington & Burling

1.                                       In the third paragraph of counsel’s opinion, please have counsel clarify, if true, that it relied on information obtained from others with regard to factual matters.

We have added the requested clarification in our opinion filed as Exhibit 5.1 to Amendment No. 7 to the Registration Statement.

2.                                       We note counsel’s statement under 1(ii) assuming that “the terms of the issuance and sale of the Primary Shares have been duly established in conformity with the Company’s Fourth Amended and Restated Certificate of Incorporation.”  We also note counsel’s statement under 1(iii) assuming that “the proceedings that we contemplate being taken prior to the issuance of the Primary Shares have been completed….”  These statements appear to relate to matters necessary to form the legality opinion.  Please have counsel revise its opinion or advise as to why these assumptions are appropriate.

                As requested by the Staff, we have revised our opinion to remove the assumptions referred to in the Staff’s comment.  Our revised opinion has been filed with the Commission as Exhibit 5.1 to Amendment No. 7 to the Registration Statement.

3.                                       We note that counsel limits its opinion to the “Delaware General Corporation Law” with respect to Delaware law.  Confirm to us in writing that the reference to “Delaware General Corporation Law” concurs with our understanding that this reference and limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.  File this written confirmation as part of your correspondence on EDGAR.  See Item VIII.A.14 of the November 14, 2000 edition of the Division of Corporate Finance’s “Current Issues and Rulemaking Projects” outline.

We confirm to the Staff that the reference to “Delaware General Corporation Law” in our legality opinion includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Office of Chief Counsel comments sent via facsimile to WR Hambrecht + Co on January 18, 2006

WR Hambrecht + Co received comments from the Office of Chief Counsel related to the section entitled “Plan of Distribution” in the Registration Statement on January 18, 2006, which WR Hambrecht + Co forwarded to the Company.  The requested disclosure has been added to the Registration Statement on pages 96 to 98.

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The Company would very much appreciate the Staff’s prompt review of these responses.  Should you have any follow-up questions, please call me at (212) 841-1256.

Sincerely,

/s/ Ellen B. Corenswet, Esq.
Ellen B. Corenswet, Esq.